EXHIBIT 12.1

BOSTON PROPERTIES, INC.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Boston Properties, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred dividends for the nine months ended September 30, 2013 and the five years ended December 31, 2012 were as follows:

	Nine Months Ended September 30, 2013	Year Ended December 31,

		2012	2011	2010	2009	2008
	(unaudited)
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income (loss) from unconsolidated joint ventures	$167,911	$245,144	$226,049	$149,377	$249,376	$279,884
Gains on sales of real estate	—	—	—	2,734	11,760	33,340
Amortization of interest capitalized	4,099	5,278	4,188	2,660	2,498	2,315
Distributions from unconsolidated joint ventures	14,607	20,565	22,451	10,733	6,676	5,988
Fixed charges (see below)	384,393	469,083	449,972	423,224	376,059	345,429
Subtract:
Interest capitalized	(50,252)	(44,278)	(48,178)	(40,981)	(48,816)	(46,286)
Preferred distributions of consolidated subsidiaries	(3,385)	(3,497)	(3,339)	(3,343)	(3,594)	(4,226)

Total earnings	$517,373	$692,295	$651,143	$544,404	$593,959	$616,444

Fixed charges:
Interest expensed	$325,746	$413,564	$394,131	$378,079	$322,833	$294,126
Interest capitalized	50,252	44,278	48,178	40,981	48,816	46,286
Portion of rental expense representative of the interest factor	5,010	7,744	4,324	821	816	791
Preferred distributions of consolidated subsidiaries	3,385	3,497	3,339	3,343	3,594	4,226

Total fixed charges	$384,393	$469,083	$449,972	$423,224	$376,059	$345,429

Preferred dividends	5,411	—	—	—	—	—

Total combined fixed charges and preferred dividends	$389,804	$469,083	$449,972	$423,224	$376,059	$345,429

Ratio of earnings to fixed charges	1.35	1.48	1.45	1.29	1.58	1.78

Ratio of earnings to combined fixed charges and preferred dividends	1.33	1.48	1.45	1.29	1.58	1.78